

Mail Stop 3720

March 2, 2010

Via U.S. Mail and Fax (415-946-8801)
Mr. Mark Scott
Chief Financial Officer
IA Global, Inc.
101 California Street, Suite 2450
San Francisco, CA 94111

> **RE: IA Global, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2009**
> **Filed September 3, 2009**
>
> **Form 10-Q for the quarterly period ended December 31, 2009**
> **File No. 1-15863**

Dear Mr. Scott:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,

> Larry Spirgel
> Assistant Director